Exhibit 99.16

1500 University Street, Suite 700
April 15, 2014	Montreal QC, H3A 3S8
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Amaya Gaming Group Inc.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting

Record Date for Notice of Meeting :	May 13, 2014

Record Date for Voting (if applicable) :	May 13, 2014

Beneficial Ownership Determination Date :	May 13, 2014

Meeting Date :	June 17, 2014

Meeting Location (if available) :	Montreal, QC

Issuer sending proxy related materials directly to NOBO:	Yes

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	02314F103	CA02314F1036

Sincerely,

Computershare

Agent for Amaya Gaming Group Inc.